Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. REDUCES INVESTMENT IN
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

TORONTO, September 8, 2004 — Fairmont Hotels & Resorts Inc. (“FHR” or the “Company”)(TSX/NYSE: FHR) announced that it has agreed to sell 12 million units of Legacy Hotels Real Estate Investment Trust (“Legacy”) (TSX: LGY.UN) in a block trade to CIBC World Markets Inc. and Scotia Capital Inc. today. The units will be sold at Cdn$6.75 each for total proceeds of Cdn$81 million, or approximately US$63 million. This block sale reduces FHR’s equity investment in Legacy to 23.7% from approximately 35%.

Commenting on the transaction, William R. Fatt, FHR’s Chief Executive Officer, said, “In April, we indicated our intention to reduce our equity position in Legacy to less than 25% and this transaction accomplishes this objective. The Company believes that its investment in Legacy continues to be important from both a strategic and financial perspective.”

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com/investor